UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January 2004

Commission File Number: 0-26636

ASIA PACIFIC RESOURCES LTD.
(Name of Registrant)

Suite 405 - 555 Sixth Street, New Westminster, B.C. V3L 5H1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated January 16, 2004 - US$500,000 loan
99.2	Material Change Report for Press Release dated January 16, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Pacific Resources Ltd.
(Registrant)

Date: January 16, 2004	By:	/s/ Doris Meyer
(Signature)

Doris Meyer, Assistant Corporate Secretary
Asia Pacific Resources Ltd.